Exhibit 23.10

CONSENT OF QUALIFIED PERSON

I, William Luke Willis, consent to the disclosure of the information in Grey Fox Project Prefeasibility Study S-K 1300 Technical Report Summary that is dated November 9th, 2026, and consent to any extracts from, or a summary of, the technical report in the news release entitled “Pre-Feasibility Study for Grey Fox at Fox Complex” dated 08 June 2026 (the “news release”) and confirm that the information for which I am responsible is based on, and fairly and accurately reflects, in the form and context in which it appears, the information in my supporting documentation relating to the Davidson Tisdale resource estimate.

Dated: November 9, 2026	/s/ William Luke Willis, P. Geo.